UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

David Ritchie	Briar L. McNutt
26 Princess Drive	Eckert Seamans Cherin & Mellott, LLC
Wakefield, MA 01880	One International Place 18th Floor
Boston, MA 02110
(617) 342-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

SCHEDULE 13D
CUSIP NO. 019924 10 9		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Ritchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 552,160 (1)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 552,160 (1)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,160 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1) (2)
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person received 310,216 shares pursuant to the Purchase Agreement on October 6, 2006 at which time the Reporting Person beneficially owned a total of 839,116 shares representing over 10% of the Issuer’s Common Stock. In January 2007, the Reporting Person transferred 286,956 shares to a trust of which the Reporting Person’s spouse is a trustee. The Reporting Person disclaims beneficial ownership of the shares transferred to the trust in January 2007.
(2)	See response to Item 5.

SCHEDULE 13D
CUSIP NO. 019924 10 9		Page 3 of 6 Pages

This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of David Ritchie (“Ritchie”) dated August 3, 2005, as amended May 17, 2006 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 26, 2005, pursuant to a Stock Purchase Agreement among CodeLab, the Company, and the stockholders and certain of the equity holders of CodeLab (the “Purchase Agreement”), the Company purchased all of the outstanding equity interests of CodeLab for $2,500,000, subject to certain adjustments described in the Purchase Agreement, and 500,000 shares of Common Stock, together with the Company’s agreement to pay additional consideration in a maximum aggregate amount of $5,600,000 if CodeLab achieves certain milestones over the next three years. On October 6, 2006, Ritchie received 310,216 shares of Common Stock as additional consideration from the Company for the achievement of certain milestones by CodeLab as of the first annual period ending July 31, 2006, which shares represented a portion of the consideration due Ritchie under the terms of the Purchase Agreement. The Company valued the 310,216 shares at $170,618.80 in the aggregate (or $0.55 per share). Current information as to the beneficial ownership of equity securities of the Company by Ritchie is set forth in Item 5.

Item 4.	Purpose of the Transaction.

The Company issued Ritchie 310,216 shares of Common Stock as partial consideration for the achievement of certain milestones by CodeLab for the first annual period ending July 31, 2006 according to a negotiated formula specifically set forth in the Purchase Agreement.

Other than as set forth below, Ritchie has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

SCHEDULE 13D
CUSIP NO. 019924 10 9		Page 4 of 6 Pages

On January 16, 2007, Ritchie transferred 286,956 shares of Common Stock to a trust for the benefit of his children. Ritchie’s spouse is a trustee of the trust. Ritchie is not a trustee of the trust.

Ritchie anticipates transferring 46,296 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to certain employees of CodeLab for no consideration. See response to Item 6 below.

Pursuant to the Purchase Agreement, Ritchie and certain of the other parties to the Purchase Agreement may receive additional consideration if CodeLab achieves certain milestones over the next two years. Pursuant to the Purchase Agreement, the Company may, at its option, pay between 25% and 50% of the consideration due to Ritchie and two other parties thereto in the form of Common Stock. In addition, Ritchie, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time.

Item 5.	Interest in Securities of the Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 7,828,981 shares of Common Stock outstanding as of September 30, 2006, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006.

(a)	As of the date hereof, Ritchie beneficially owns 552,160 shares of Common Stock. These shares represent approximately 7.1% of the Common Stock outstanding.

(b)	Ritchie has the sole power to vote or direct the vote of 552,160 shares of Common Stock. Ritchie has the sole power to dispose of or direct the disposition of 552,160 shares of Common Stock

(c)	No transactions in Common Stock were effected during the past 60 days by Ritchie, except for Ritchie’s transfer of 286,956 shares of Common Stock to a trust for the benefit of his children on January 16, 2007. Ritchie’s transfer to the trust was in the form of a gift, and he received no consideration in connection therewith.

SCHEDULE 13D
CUSIP NO. 019924 10 9		Page 5 of 6 Pages

(d)	Ritchie does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this 13D as beneficially owned by Ritchie.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Ritchie anticipates transferring, in aggregate, 46,296 shares of Common Stock that he purchased on May 17, 2006 and May 18, 2006 on the open market to the following employees of CodeLab for no consideration:

Name
Stephanie Rice
Tyler Dumont
Sivi Vinoth
Allan Douglass
Jon Guerriero
Patty Banks
Brian Carpenter
Adam Krueger
Dana Caggiano
John Larochelle
Zack Kline
Lee Surdam
Alex McDougall
Shameer Nazeer
Raghu Vohra

Ritchie anticipates that such transfer will occur on or about June 30, 2007.

SCHEDULE 13D
CUSIP NO. 019924 10 9		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2007

By:	/s/ David Ritchie
David Ritchie